UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Other Events

On November 10, 2023, NuCana plc (the “Company”) issued a press release announcing that it has received written notification from The Nasdaq Stock Market (“Nasdaq”) indicating that the Company’s application to transfer the listing of its American Depositary Shares (“ADSs”) representing ordinary shares of the Company from the Nasdaq Global Select Market to the Nasdaq Capital Market had been approved. The transfer became effective at the opening of business on November 9, 2023. The Company’s ADSs will continue to trade under the symbol “NCNA” and will not be affected by this change in listing. The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein. In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted the Company a second 180-day period (or until May 6, 2024) to regain compliance with the requirement set forth in Nasdaq Listing Rule 5450(a)(1) that the bid price of the Company’s ADSs meet or exceed $1.00 per ADS for at least ten consecutive business days.

The information in this Form 6-K and in the attached Exhibit 99.1 shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Number 333-258491) and Form S-8 (File Number 333-223476 and File Number 333-248135), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1	Press Release, dated November 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name:	Donald Munoz
Title:	Chief Financial Officer

Date: November 13, 2023